August 6, 2012

Via Federal Express and EDGAR

Ms. Jennifer Gowetski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Property Partners L.P.

Amendment No. 1 to Registration Statement on Form 20-F

Filed June 12, 2012

File No. 001-35505

Dear Ms. Gowetski:

On behalf of our client, Brookfield Property Partners L.P. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of July 12, 2012 (the “Comment Letter”) to Steven Douglas with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 20-F (the “Registration Statement”).

On the date hereof, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four marked copies of Amendment No. 2 showing changes against Amendment No. 1. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the Company’s responses correspond to the pages in Amendment No. 2. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The following are the Company’s responses to the Comment Letter:

Form 20-F

General

1.

We note your response to comment 2 of our comment letter dated May 11, 2012 and the revised disclosure on pages 3 and 66 that NOI means revenues from operations of consolidated properties less direct operating expenses, which exclude general and administrative expenses that do not relate directly to operations of a commercial property. Please explain what you mean by general and administrative expenses that do not relate directly to operations of a commercial property and provide examples, as applicable. In addition, please clarify what percentage of direct operating expenses these general and administrative expenses comprise.

Response.

On page 3, the Company defines NOI as “revenues from operations of consolidated properties less direct operating costs, which include all expenses attributable to the commercial property operations, such as property maintenance, utilities, insurance, realty taxes and property administration costs, and exclude interest expense, depreciation and amortization, income taxes, fair value gains (losses) and general and administrative expenses that do not relate directly to operations of a commercial property.”

In accordance with this definition, direct operating costs includes administration costs incurred at the property level for costs such as management salaries and benefits, professional fees and office expenses incurred at the property level. The general and administrative expenses that do not relate directly to operations of a commercial property are presented as General and administrative expense in the Company’s financial statements. These represent corporate level costs of the Company’s operating subsidiaries which are not directly related to property operations and which are principally comprised of corporate salaries and benefits, professional fees and other office expenses.

The Company advises the Staff that it evaluates general and administrative expenses separately from the direct operating costs included in NOI because, among other things, direct operating costs generally increase proportionally with additions to the Company’s consolidated investment properties whereas general and administrative expenses are not directly impacted by changes in the portfolio. Although the Company does not generally perform comparisons of general and administrative expenses to direct operating costs, the Company advises the Staff that for the year ended December 31, 2011, general and administrative expense of $84 million (which is set forth on page F-5) represented only 7.76% of direct operating expenses of $1,082 million (which is set forth on page F-30).

Overview of Our Business, page 38

2.	We note your response to comment 5 of our letter dated May 11, 2012 and the revised disclosure on pages 49 and 69 that 17 million square feet of the 18 million square feet in your office development pipeline are at varying points of planning. We further note that you are commencing work to build the necessary foundations on the Manhattan West site and that commercial office development activities are focused on five projects comprising approximately 9 million square feet. We continue to believe that you should revise your disclosure to provide the costs incurred to date, budgeted costs and estimated completion dates. Please revise accordingly.

Response.

The Company has revised its disclosure on page 49 to provide costs incurred to date, development costs and the planned construction period.

Competitive Strengths, pages 41 – 42

3.	We have considered your response to comment 6 of our letter dated May 11, 2012 and your revised disclosures on page 42. Please further support your basis for determining that you have sufficient cash available to pay the expected distribution over the next twelve months and clarify the amount of the distribution. In this regard, please provide us with a supplemental cash flow analysis which addresses your current cash position, pro forma cash flows, and projected cash flows. Tell us the significant assumptions used in your projections for the next twelve months, including adjustments to revenues, expected capital expenditures, other significant cash commitments and your expectations regarding distributions from operating entities that may be less than your entitlement. Also, revise your disclosure to briefly discuss your basis for the dividend projection and your alternatives for maintaining the expected distribution levels as outlined in your response.

As noted on page PF-10, Brookfield will provide $15 million of working capital to the Holding Entities by subscribing for preferred shares. As a result it is expected that the opening deconsolidated cash balance for the Property Partnership will be $15 million.

Below is a projected pro forma cash flow for the remainder of 2012 assuming completion of the reorganization and spin off in the third quarter and the full year ended December 31, 2013.

(US$ in Millions)	Projected Cash Flow Through Dec. 31, 2013
Opening cash balance	$15
Subsidiaries
Operating cash flow from direct investments	68
Cash flow from asset sales of direct investments, net of debt repayment	534
Dividends from subsidiaries	321
Contributions / Distributions from private fund investments	(183)
Corporate
Corporate interest expense	(54)
Management and administrative fees	(72)
Dividends to shareholders	(581)

Closing cash balance	$48

Undrawn corporate revolver	500

Total Liquidity	$548

The Company advises the Staff that over the course of the remainder of 2012 and 2013, the Company estimates that its subsidiaries will generate over $740 million in cash that is expected to be distributed to the Company. This includes asset sales, net of debt repayment of $534 million, dividends of $321 million from its interest in Brookfield

Office Properties, General Growth Properties and Rouse Properties and $68 million from operating cash from directly held investments. This is offset by net contributions of $183 million to private fund investments. The Company projects that of the $740 million generated, approximately $126 million will be used to pay interest expense, management fees and administrative costs, and approximately $581 million will be distributed to unitholders of the Company through quarterly cash distributions, leaving the Company with $548 million of liquidity which includes $500 million of an undrawn corporate credit facility with Brookfield.

In addition to the estimated cash generated by operations as discussed above, the Company estimates that it expects to effectively reinvest over $750 million in its operating entities through December 31, 2013 (such amount being the Company’s proportionate interest in FFO of its operating entities that is not being distributed to the Company). Because the Company either controls or has significant influence over these operating entities, the amount of FFO that may be distributed to the Company could be increased.

The Company has revised its disclosure on page 42 to include an explanation for the basis for the dividend projection and the alternatives available to the Company for maintaining the expected distribution levels.

Operating Platforms, page 44

4.	We note your response to comment 9 of our letter dated May 11, 2012 and your updated disclosures on pages 46 and 52. You disclose that the proportionate interest in the assets net of minority interests represents your economic interest in the underlying property; however, footnote (3) in the tables on pages 47 and 52 notes that you have not applied the minority interest of the Property Partnership to the data. Please explain; based on the organizational chart on page 60, it appears that your company will only receive 10% of the economic interest in the Property Partnership. Please revise accordingly.

Response.

As noted in the response to comment 18 below, the Redemption-Exchange Units have been determined to be a component of Partnership Equity in the pro forma financial statements of the Company rather than a non-controlling interest in the Property Partnership. The Company advises the Staff that it has updated the footnotes to the tables on pages 47 and 51 to remove the reference to minority interest in the Property Partnership.

Opportunistic Investment Platform, page 55

5.	We note your response to comment 13 of our comment letter dated May 11, 2012 where you state that you have revised your “disclosure on page 81 to include the additional information on [your] approach to managing credit risk.” We are unable to find the revised disclosure. Please revise or advise.

The Company has further revised its disclosure on page 82 to clarify how it evaluates the credit quality of its loan portfolio.

6.	We note your response to comment 14 of our comment letter dated May 11, 2012 and the revised table reflecting a summary of loans and notes. Please revise to provide more detailed information that avoids broad ranges of interest rates and maturity.

The Company has revised its disclosure on page 81 to include the weighted average maturity and interest rate of the loan portfolio by asset class.

Organization Structure, page 60

7.	We note footnote (4) on page 61 that states all the percentages listed represent your economic interest in the applicable entity or group of assets, which may not be the same as your voting interest in those entities and groups of assets. Please revise to provide your voting interest in those entities and groups of assets.

Response.

The Company has revised its disclosure on page 60 to include its voting interest in the applicable entity or group of assets.

Performance Measures, pages 66 – 67

8.	We note your references to NAREIT definition of FFO on pages 3 and 67. We also note that NAREIT FFO is based on US GAAP, but that you report under IFRS. Please tell us whether your definition is based on any other industry-recognized measure, such as EPRA Earnings or REALpac FFO. We may have further comments.

Response.

As disclosed on pages 3 and 66, the Company’s definition of Funds from Operations (“FFO”) includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO as well as certain adjustments not specifically included in the NAREIT definition that arise as a result of reporting under IFRS and adjustments related to income taxes that arise because certain of the Company’s subsidiaries are structured as corporations as opposed to real estate investment trusts.

The Company defines FFO based on the NAREIT definition of the measure as it believes NAREIT’s definition is the mostly widely used of the industry-recognized measures and the most relevant in comparing the Company against comparable entities in the industry.

Financial Highlights and Performance as at March 31, 2012 and December 31, 2011 and the three months ended March 31, 2012 and 2011, page 70

Operating Results – Retail, page 78

9.	You disclose that the decrease in FFO in the United States is due to the inclusion of a portion of GGP’s 2010 results in the first quarter of 2011 due to a catch up following the recapitalization in November 2010. Please explain what led to this ‘catch up’ and your basis for the accounting treatment in 2011. Also, quantify the total financial impact of the catch up.

Response.

Brookfield Asset Management acquired its interest in GGP in November 2010 and began accounting for GGP under the equity method at that time. GGP reports its financial results following U.S. GAAP and Brookfield Asset Management utilizes IFRS. As a result, Brookfield Asset Management is required to reconcile GGP’s U.S. GAAP financial results to IFRS for its purposes.

Brookfield Asset Management estimated GGP’s IFRS net income for the period from November 2010 to December 31, 2010 and included an amount in its December 31, 2010 net income. Subsequent to filing its December 31, 2010 annual report, Brookfield obtained all required information to finalize its U.S. GAAP to IFRS reconciliation for GGP and determined that its original estimate was $11 million of FFO and $5 million of net income less than the final amount. Accordingly, Brookfield included the $11 million of FFO and the $5 million of net income in its March 31, 2011 interim report, which related to its proportionate share of GGP’s IFRS net income earned during the period of November 2010 to December 31, 2010. These additional amounts were referred to as a “catch up”.

The company determined that there were no qualitative or quantitative considerations that would cause the error to be material for either its December 31, 2010 or its December 31, 2011 annual reports. The Company believes that the error in the December 31, 2010 financial statements and its subsequent correction in the December 31, 2011 financial statement would not change the judgment of a reasonable person relying upon the Company’s financial statements.

Critical Accounting Policies, Estimates and Judgments, page 104

Investment Properties, page 104

10.	We note your response to comment 22 of our letter dated May 11, 2012 and your revised disclosures. We also note that disclosure on page 120 of the 2011 Annual Report of Brookfield Asset Management, Inc. filed as Exhibit 99.2 in its 2011 Form 40-F states that over 35% of the company’s reported amount of investment property as of December 31, 2011 was based on external valuations. Please reconcile this disclosure with your statements regarding external valuations since your financial statements were carved-out from the financial statements of Brookfield Asset Management, Inc.

Response.

The disclosure in the Company’s carve-out financial statements applies to the investment properties contributed to the Company that are presented in Brookfield Asset Management’s financial statements. The Company’s carve-out financial statements also include additional detail on the application of Brookfield Asset Management’s policy for valuing investment properties in the carve-out financial statements as it believes this information is relevant and material in the context of the carve-out financial statements.

The table included in Brookfield Asset Management’s Form 40-F referenced by the Staff discloses properties where valuations are performed by external valuators and internal appraisals. The value of properties subject to internal appraisals includes properties for which no external valuation was performed during the year while the value of properties valued by external valuators represents those that were subject to valuation during the year. Brookfield Asset Management receives external valuations in connection with financing transactions or pursuant to contracts with co-investors as well as a selection of properties for which external valuations are obtained as part of Brookfield Asset Management’s system of internal control over the valuation process.

The Company advises the Staff that Brookfield Asset Management’s policy is to consider third-party valuations in arriving at its own determinations of fair value but the external values are not necessarily determinative.

Reconciliation of Performance Measures to IFRS Measures, pages 108 – 112

11.	We continue to consider your response to comment 24 of our letter dated May 11, 2012. We note that, although the disclosures on pages 110 through 112 do not contain every line item from your carved-out financial statements, there are very few condensed line items. Thus, in general, the disclosures still appear to represent full non-IFRS financial statements. Please advise. Furthermore, please explain why you believe it is appropriate to present your proportionate interest in GGP at 38%; discuss your relationship with the other institutional partners and why their interests should be included with your interest.

Response.

The Company has revised the proportionate balance sheet and income statement financial information beginning on page 110 to further condense the applicable line items. In addition, the Company has adjusted its proportionate interest to 21% by excluding the 17% interest held by its institutional partners who, together with Brookfield, led the recapitalization of GGP in 2010.

Commercial Property Operations and Brookfield Asset Management Inc.—Carve-out Statements of Income (Loss), page F-5

12.	We note that on page 3, you refer to property net operating income (“NOI”) as a non-IFRS financial measure. In this regard, it is unclear why you have presented it on the face of your statements of income (loss). Please tell us your basis for this presentation. Please refer to Item 10(e) of Regulation S-K. You also present an unnamed subtotal after ‘Investment and other income’ in your statements of income (loss); additionally, tell us your basis for this presentation and why you believe it is meaningful.

Response.

The Company considered paragraph 85 of IAS 1 and paragraph BC56 of the associated basis for conclusions (reproduced herein for the Staff’s convenience) in determining it was appropriate to present property net operating income on the face of the carve-out statements of income (loss).

An entity shall present additional line items, headings and subtotals in the statement of comprehensive income and the separate income statement (if presented), when such presentation is relevant to an understanding of the entity’s financial performance. (IAS 1.85)

The Board recognises that an entity may elect to disclose the results of operating activities, or a similar line item, even though this term is not defined. In such cases, the Board notes that the entity should ensure that the amount disclosed is representative of activities that would normally be regarded as ‘operating’. In the Board’s view, it would be misleading and would impair the comparability of financial statements if items of an operating nature were excluded from the results of operating activities, even if that had been industry practice. For example, it would be inappropriate to exclude items clearly related to operations (such as inventory write-downs and restructuring and relocation expenses) because they occur irregularly or infrequently or are unusual in amount. Similarly, it would be inappropriate to exclude items on the grounds that they do not involve cash flows, such as depreciation and amortisation expenses. (IAS 1.BC56)

Further, the Company considered the following notes to Item 10(e) of Regulation S-K in concluding on the appropriateness of the presentation of property net operating income:

A non-GAAP financial measure that would otherwise be prohibited by paragraph (e)(1)(ii) of this section is permitted in a filing of a foreign private issuer if:

1. The non-GAAP financial measure relates to the GAAP used in the registrant’s primary financial statements included in its filing with the Commission;

2. The non-GAAP financial measure is required or expressly permitted by the standard-setter that is responsible for establishing the GAAP used in such financial statements; and

3. The non-GAAP financial measure is included in the annual report prepared by the registrant for use in the jurisdiction in which it is domiciled, incorporated or organized or for distribution to its security holders.

The Company advises the Staff that it believes property net operating income as presented on the face of the carve-out statements of income (loss) is relevant to understanding the performance of the Business as this represents a measure over which Management responsible for property operations has a certain degree of control. The Company advises the Staff that it has not excluded from property net operating income any activities that it believes would normally be regarded as part of the property operating activities and in addition has previously provided details of the components of property net operating income in Note 18(b) of the carve-out financial statements.

In addition, the Company has revised its disclosure to remove the subtotal after ‘Investment and other income’.

13.	Furthermore, we note that your discussion of operating results focuses on NOI, FFO, and Total Return which you have identified as non-IFRS measures; thus, it appears that you have given undue prominence to these measures. Please revise these disclosures to discuss with equal or greater prominence your consolidated results of operations as calculated and presented in accordance with IFRS. See Item 10(e)(1)(i)(A) for reference.

Response.

The Company has revised its disclosure in the operating results section on pages 70 and 83 to provide analysis of results or operations as calculated and presented in accordance with IFRS.

Schedule III – Supplemental Schedule of Investment Property Information, page F-42

14.	We note your response to comment 34 of our letter dated May 11, 2012; however, we continue to believe that the form of the schedule should comply with Rule 12-28 of Regulation S-X except for cost and depreciation information which is not applicable. Please further explain or revise to include a column disclosing weighted average year of construction.

Response.

As noted in the response to comment 34 in the Comment Letter, the Company advises the Staff that the schedule varies from the form detailed under Rule 12-28 of Regulation S-X in light of the fact that the Company accounts for its operating properties at fair value under IAS 40.

The Company has excluded the weighted average year of construction on the basis that this information is principally relevant to the analysis of properties measured on an amortized cost basis rather than a fair value basis. The Company’s understanding is that the “Date of construction” is included as a form requirement under Rule 12-28 of Regulation S-X in order to provide chronological age and allow a user of the financial statements to analyze the “Life on which depreciation in the latest income statements is computed”, which is also a form requirement, and other inputs into depreciation expense. Also, the Company notes that the fair value of its investment properties inherently reflects the cash flows to be generated from the assets and the cash outflows to sustain and/or increase productive capacity at any balance sheet date. Based on the foregoing the Company does not believe that the date of construction is relevant in the context of investment properties measured at fair value under IAS 40.

General Growth Properties, Inc.

15.	Please note that we will review the revised financial statements for General Growth Properties, Inc. when included in a subsequent amendment to the Form 20-F.

Response.

The Company has included the revised financial statements for GGP beginning on page F-69.

Unaudited Pro-Forma Financial Statements

Note 1 – Nature and Description of the Limited Partnership, page PF-6

16.	We note your revised disclosures; however, you did not address how you determined the amounts of each issuance. Please tell us and disclose how you determined the amounts paid as consideration for the business.

Response.

The specific amounts of each instrument issued by the Company or its subsidiaries have been determined based on a balance of judgments taking into consideration tax, legal, regulatory and other implications (including liquidity and requirements for third party consents), of each of Brookfield Asset Management and the Company. Brookfield Asset Management will receive, as consideration for contributing the Business to the Company, limited partnership units of the Company, Redemption-Exchange Units and $750 million redeemable and retractable preferred shares in one of the Holding Entities. All transfers are being completed at fair market value at the date of transfer. While the aggregate proceeds to Brookfield Asset Management will be equivalent to the fair value of the Business at the date of transfer, the specific amounts of each instrument provided to Brookfield Asset Management as consideration have not been determined to correspond directly to the fair value, tax basis or other value of a particular component of the Business being transferred.

On a fully-exchanged basis, Brookfield Asset Management will hold an approximate 90% interest in the Company. The portion of the Company to be retained by Brookfield Asset Management and the portion to be distributed to the holders of Brookfield Asset Management’s Class A limited voting shares and Class B shares through the spin-off will be determined based on judgments by the directors of Brookfield who approve such dividend. The allocation of Brookfield Asset Management’s interest in the Company between limited partnership units in the Company and Redemption-Exchange Units was determined in light of tax, liquidity and other considerations. The structure employed, whereby Brookfield Asset Management receives limited partnership units of the Company and Redemption-Exchange Units, is similar to common structures utilized in the U.S. REIT industry (i.e., UPREIT structures) and allows for tax deferral in accordance with the regulations and laws of the U.S. Internal Revenue Code. It also allows Brookfield Asset Management to manage the different tax consequences it faces from investing in a private partnership (i.e., the Property Partnership) relative to a publicly traded partnership (i.e., the Company). Finally, Brookfield Asset Management will hold limited partnership units of the Company valued at approximately $1 billion which will allow it to complete secondary sales of its investment during the first two years following formation, which is not possible with the Redemption-Exchange Units, thus providing the potential for liquidity.

The amount of the $750 million redeemable and retractable preferred shares was established to fix the value of a portion of the proceeds to be received by Brookfield Asset Management while giving consideration to the impact on the Company’s liquidity and leverage.

The amount of the $15 million of preferred shares issued by the Holding Entities was determined in consideration of anticipated near-term liquidity requirements of the Holding Entities.

Note 4 – Pro-Forma Adjustments

(a) Acquisition of interest in certain Australian investments through participating loan interests, page PF-8 - 9

17.	We have considered your response to comment 40. We note that the determination of whether the participating loan agreements are convertible into a direct ownership interest in either the underlying properties in Australia or the Australian subsidiaries is dependent on the nature of Brookfield’s ownership interest in the property. Please further explain and contrast the varying nature of Brookfield’s ownership interest in these properties and why this would dictate whether the participating loan agreements would be convertible into the underlying property or the subsidiary owning the property. Also, further explain to us the form of the direct ownership in the underlying properties (i.e., undivided interest) and describe the rights granted through the ownership.

Response.

Brookfield’s ownership interest in each of the Australian properties will take one of two forms: (i) an equity interest in an Australian property holding entity that holds the direct interest in the individual property or (ii) a direct ownership interest in the property, either undivided or as a tenant-in-common, depending on the circumstances.

Where Brookfield’s ownership interest is in the form of an equity interest in the Australian property holding entity, the participating loan agreements provide the Company with the option to acquire 100% of Brookfield’s equity interest in that subsidiary in satisfaction of the principal receivable under the loan. This option provides the Company with potential voting rights that are currently exercisable. As required by paragraph 14 of IAS 27, the Company has considered these potential voting rights in assessing whether it has control over the Australian property holding entity, or joint control in the case where third parties also own equity interests in the property holding subsidiary. In the case where Brookfield’s ownership interest in a property is in the form of an equity interest in an Australian property holding entity, the Company has determined that the potential voting rights associated with its option to acquire Brookfield’s equity interest in the property holding entities provide it with control or joint control, as appropriate, in each case.

Where Brookfield has a direct ownership interest in the property as opposed to holding it through a property holding subsidiary, the participating loan agreements provide the Company with the option to acquire 100% of Brookfield’s direct ownership interest in the property. In this case, the option does not provide the Company with the option to acquire an equity interest in an entity that provides it with potential voting rights. As the participating loan agreements in which the options are contained do not provide the rights described in paragraph 14 of IAS 27, they are accounted for as financial instruments pursuant to IAS 39 including an embedded derivative relating to the Company’s right to participate in the change in fair value of the reference properties through the option and other features of the participating loan agreements as further discussed in the response to comment 41 in the letter dated June 12, 2012.

(d) Partnership Equity, page PF-10

18.	We have considered your response to comment 38 and note you present a line item for net income attributable to parent company and partners in your pro forma statement of income. Please clarify what this line item represents. It is still not clear why the 90% economic interest in the form of Redemption-Exchange Units is not reflected as non-controlling interest in the pro-forma financial statements; please explain further as these units appear to represent equity in your subsidiary, the Property Partnership, not attributable to the parent, Brookfield Property Partners L.P. Please clarify your basis in IFRS for your pro forma presentation and how you considered paragraphs 27 and 28 of IAS 27. Your response should also address paragraph 19 of IAS 27 which indicates that non-controlling interests are based on present ownership interests and do not reflect the possible exercise or conversion of potential voting rights.

Response.

The Company advises the Staff that it has amended the pro forma statement of income to present net income attributable to the parent company from the carve-out financial statements on a separate line from the pro forma net income attributable to partners.

The Company acknowledges the guidance in paragraphs 27 and 28 of IAS 27 and makes reference to the definition of non-controlling interest included in paragraph 4 of IAS 27 which states in part “the equity interest in a subsidiary not attributable, directly or indirectly, to a parent.” The Company advises that its presentation of the Redemption-Exchange Units is not based on the assumed exercise or conversion of potential voting rights contemplated by paragraph 19 of IAS 27.

The Company advises the Staff that it has determined it is necessary to first determine the classification of the Redemption-Exchange Units in the Property Partnership’s stand-alone financial statements in order to determine the appropriate classification in the Company’s consolidated financial statements. Making reference to the definition of a liability in paragraph 11 of IAS 32 and the conditions required of an equity instrument in paragraph 16 of the same standard, the Company concluded that the Redemption-Exchange Units are a liability, rather than equity, of the Property Partnership as the Property Partnership has the obligation to deliver cash upon exercise of the redemption feature by Brookfield Asset Management.

In evaluating the appropriate presentation of the Redemption-Exchange Units in its consolidated financial statements, the Company first considered the definition of a non-controlling interest referred to above. Given that a non-controlling interest is, by definition, “equity interest in a subsidiary”, the Company determined that the Redemption-Exchange Units do not qualify for presentation as non-controlling interest in its financial statements and went on to evaluate whether they should be presented as a liability or equity instrument.

The Company makes reference to paragraph AG29 of the application guidance to IAS 32 which indicates that when classifying a financial instrument in consolidated financial statements an entity considers all terms and conditions agreed between members of the group and the holders of the instrument in determining whether the instrument is a liability or equity instrument of the group. The Company acknowledges that AG29 contemplates circumstances where there are additional terms at the group level that result in presentation of a subsidiaries equity instrument as a liability; however, the Company believes it is also appropriate to consider whether contractual features applicable at the Company’s level, specifically the right to exchange the Redemption-Exchange Units for equity of the Company, cause the Property Partnership’s liability to be equity upon consolidation.

As noted above, the Company considered the definitions of financial liabilities and equity instruments in paragraph 11 of IAS 32. It also took into consideration guidance in paragraph 16 of IAS 32 which states (in part):

When an issuer applies the definitions in paragraph 11 to determine whether a financial instrument is an equity instrument rather than a financial liability, the instrument is an equity instrument if, and only if, both conditions (a) and (b) below are met.

a.	The instrument includes no contractual obligation:

i.	to deliver cash or another financial asset to another entity; or

ii.	to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the issuer.

b.	If the instrument will or may be settled in the issuer’s own equity instruments, it is:

i.	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or

ii.	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. For this purpose the issuer’s own equity instruments do not include instruments that have all the features and meet the conditions described in paragraphs 16A and 16B or paragraphs 16C and 16D, or instruments that are contracts for the future receipt or delivery of the issuer’s own equity instruments.

The Company determined that the conditions in IAS 32.16(a) and (b) are met as it does not have an obligation to deliver cash or another financial instrument and it is able to settle its obligation by transferring a fixed number of its own equity instruments.

The Company further notes that the holders of the Property Partnership’s Redemption-Exchange Units are entitled to participate in distributions of available cash of the Property Partnership, pro-rata with the other partner (i.e., the Company) in proportion to their respective interests, after distributions have been made to the Company in an amount equal to its outlays and expenses. No preference shares will be issued or outstanding by the Company or the Property Partnership and the Company’s sole investment is in units of the Property Partnership. This indicates that the Property Partnership’s Redemption-Exchange Units, along with the other limited partnership units issued by the Company, evidence a residual interest in the assets of the Property Partnership and therefore can be considered equity of the Company on a consolidated basis.

19.	You state that the 90% economic interest in the Property Partnership will be owned by Brookfield in the form of Redemption-Exchange Units and that you determined these units should be recorded as equity, in part, based on your right of first refusal which entitles you, at your sole discretion, to elect to settle in units rather than cash. Please specifically address how you determined the right of first refusal to be substantive in light of Brookfield’s ability to control your company as the general partner and to compel cash redemption. Please cite the appropriate guidance.

Response.

The Company refers the Staff to its response to comment 18 herein where the basis for accounting for the Redemption-Exchange Units as equity of the partners in the Company rather than non-controlling interests is set-out, including citing the relevant guidance applied by the Company. The Company also refers the Staff to its response to comment 16 where the reasons for issuing Redemption-Exchange Units are discussed.

The Company acknowledges that it will be managed and controlled by BPY General Partner, a wholly-owned subsidiary of Brookfield Asset Management. The Company refers the Staff to page 116 where the board of directors of the BPY General Partner is identified and the intent to expand the board prior to completion of the spin-off to seven members, the majority of whom will be independent. Any such determination by the Company, and therefore of the BPY General Partner, to settle in units rather than cash would need to be approved by the board of directors of the BPY General Partner. In addition, the Company’s nominating and governance committee, which is to be comprised entirely of independent directors, would be required to approve any such decision to settle the Redemption-Exchange Units in cash rather than units.

The Company makes reference to the voting agreements described on page 135 and its response to comment 36 included in the letter dated June 12, 2012 where it set out the factors considered in determining that that it controls the Property Partnership. The Company submits that the factors cited evidence that the Company and the BPY General Partner are entities with responsibilities and obligations to all of the Company’s limited partners. The Company also notes that public holders of its limited partnership units will have a meaningful interest, expected to be in excess of $1 billion, in the Company following the spin-off. Accordingly, the determination made by the BPY General Partner with respect to whether it is in the Company’s interest to acquire Redemption-Exchange Units in exchange for units of the Company would be substantive.

* * *

The Company, in response to the request contained in the Comment Letter, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

(Enclosure)

cc:	Wilson Lee

Jessica Barberich

Folake Ayoola

(Securities and Exchange Commission)

Steven Douglas

(Brookfield Property Partners L.P.)